

Mail Stop 4561

January 26, 2017

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung
Chonburi 20150
Thailand

> **Re: Eternal Speech, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed January 12, 2017**
> **File No. 333-205720**

Dear Mr. Thepchit:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Changes In and Disagreements with Accountants…, page 34

1.   On December 8, 2016, Seale and Beers CPAs, LLC was dismissed as your independent accountant and you retained AMC Auditing as a replacement. Please revise to disclose the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K. Please also revise to refer to the additional fourth paragraph to the audit report for the going concern opinions as required by Item 304(a)(1)(ii) of Regulation S-K. Ensure that the Exhibit 16 letter provided by your former accountant is filed as an exhibit with your next amendment.

<u>Item 16. Exhibits and Financial Statement Schedules, page 57</u>

2.   We note that you reported pre-tax losses for fiscal year ended 2015 and 2016 and it appears likely that you will be reporting a pre-tax loss during the most recently completed fiscal year. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year if your next filing is more than 45 days after your February 28, 2017 fiscal year end.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Randall V. Brumbaugh, Esq.